DESCRIPTION    Sub - Item 77K:     Changes in registrant's certifying accountant


Sub - Item 77K:      Changes in registrant's certifying accountant


           McCurdy & Associates CPA's. Inc resigned as auditor of The Upright Growth Fund. (the "fund") prior to the close of the Fund's fiscal year ended September 30, 2000. During the period McCurdy & Associates CPA's. Inc audited the Fund, its report on the financial statements for the Fund did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

           Subsequent to the resignation of McCurdy & Associates CPA's. Inc, the Fund's Board of Directors approved the appointment of Baird, Kurtz & Dobson to become the auditor of the Fund as August 13, 2000.

           During the period McCurdy & Associates CPA's. Inc audited the Fund and the period preceding its resignation, the Fund did not have any disagreement with McCurdy & Associates CPA's. Inc of the type that, if not resolved to the satisfaction of McCurdy & Associates CPA's. Inc, would have caused McCurdy & Associates CPA's. Inc to have made a reference to the subject matter of the disagreement in connection with its report.

           During the period McCurdy & Associates CPA's. Inc audited the Fund and the period preceding its resignation, there were no events of the kind identified in Item 304 (a) (1) (v) (A) - (D) of Regulation S - K.

           During the period beginning with the Fund's commencement of operations and ending with the resignation of McCurdy & Associates CPA's. Inc, neither the Fund, nor someone on its behalf, consulted Baird, Kurtz & Dobson regarding any matter identified in Item 304 (a) (2) of Regulation S - K.